SUB-ITEM 77D(G)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                      AIM CORE ALLOCATION PORTFOLIO SERIES

On September 19, 2006, the Board of Trustees (the board) of AIM Core Allocation Portfolio Series on behalf of Series C approved the following investment strategy changes for the portfolio (i) deleting Series C portfolio's maximum of 55 percent on investments in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities; and (ii) increasing Series C portfolio's maximum on investments in foreign securities from 50 percent to 100 percent.